DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

November 3, 2011

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Dividend Capital Total Realty Trust Inc.
Schedule TO
Filed October 17, 2011
File No.: 005-85609

Dear Ms. Duru:

We have received your comment letter dated October 27, 2011 (the “Comment Letter”) in connection with your review of the Dividend Capital Total Realty Trust Inc. (the “Company”) Tender Offer Statement on Schedule TO filed on October 17, 2011. We have filed today an amendment to the Tender Offer Statement on Schedule TO (the “Amendment”) in response to the Comment Letter.

This letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below. For your convenience, your comments have been reproduced below, together with our responses.

Schedule TO

Summary Term Sheet

May I tender Shares in this Offer for which I have requested, or for which I plan to request, redemption under the Company’s share redemption program…, page 4

1.	Please clarify the steps, if any, that shareholders must follow in order to participate in the current offer if they previously submitted shares for tender pursuant to the company’s redemption plan. For example, please clarify whether shareholders must withdraw any shares previously submitted for redemption in order to participate and tender shares in the current offer.

Response: The Company has clarified this disclosure in the Amendment. Please see subparagraph (2) of “Items 1 through 9 and 11.” of the Amendment.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 3, 2011

Page Two

2.	Please disclose whether the company plans on retiring any securities, holding the securities in its treasury or disposing of the securities that are acquired in the offer. If the company plans on disposing the securities, please specify how. Refer generally to Rule 13e-1(a)(5).

Response: For this disclosure, please refer to page 19 of the original Offer to Purchase, which states:

“Use of Securities Acquired. We currently intend to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued common stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.”

This Offer, page 10

3.	Refer to disclosure in which you state that the company reserves the right to “terminate…this Offer, regardless of whether any conditions set forth in Section 12 have not been satisfied.” On page 26, you reserve the right to terminate the offer “regardless of whether or not any of the events set forth under the Conditions above shall have occurred or shall be deemed by the Company to have occurred …” The disclosure in this section and Section 12 is ambiguous and creates the implication that the company may conduct an illusory offer in potential contravention of Section 14(e). As the company is aware, the company may terminate the offer only if the conditions to the offer have not been satisfied or waived at or prior to expiration. Please revise.

Response: The Company has revised this disclosure in the Amendment. Please see subparagraphs (1) and (3) through (7) of “Items 1 through 9 and 11.” of the Amendment.

Section 12. Conditions of this Offer…, page 23

4.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The condition regarding whether the completion of the offer “may impair” the company’s status as a REIT is unclear. Further, the determination of whether the condition has been triggered appears to be left to the sole discretion of the company. Please revise the cited condition by providing objectively verifiable parameters that the company would consider in making a determination as to whether its REIT status “may be impaired”. Also, please include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 3, 2011

Page Three

Response: In subparagraph (6) of “Items 1 through 9 and 11.” of the Amendment, the Company has revised this condition to read as follows:

“In addition, if facts and circumstances arise such that we reasonably believe, after consultation with our independent auditors and our legal counsel, that completing the Offer on its current or amended terms, or at all, would cause us to fail to meet any of the legal requirements for maintaining our status as a real estate investment trust under the Code, we may terminate or amend the Offer or postpone the acceptance of its Shares for payment.”

5.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Your disclosure in the last paragraph implies that you may not promptly inform holders of the occurrence of a condition and reserve the right to assert the condition even after the occurrence of subsequent events that could be deemed to “cure” the condition. Please revise the disclosure to clarify that you will promptly inform holders of securities when offer conditions are triggered.

Response: In subparagraph (6) of “Items 1 through 9 and 11.” of the Amendment, the Company has revised this disclosure to clarify that it will promptly inform holders of securities when offer conditions are triggered and how it intends to proceed. The Company has also revised the disclosure to state that MPF has filed a lawsuit seeking to enjoin the Company’s tender offer, but that the Company will not terminate the tender offer as a result of this litigation, unless termination of the tender offer is a condition of settlement or judgment of the litigation.

Extension of the Tender offer; Termination; Amendment, page 26

6.	Please refer to comment 3 above. The company may not “in its sole discretion, at any time…and regardless of whether or not any of the…Conditions …shall have occurred or shall be deemed by the Company to have occurred, …terminate the Offer and not accept for payment…Shares…” Please revise the language.

Response: The Company has revised this disclosure in the Amendment. Please see subparagraphs (1) and (3) through (7) of “Items 1 through 9 and 11.” of the Amendment.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 3, 2011

Page Four

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc: Joshua J. Widoff, Esquire